FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2009
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, NASDAQ Dubai – Share Code: GFI
NYX Code: GFLB, and SWX Code: GOLI
ISIN: ZAE000018123

DEALING IN SECURITIES

In compliance with paragraphs 3.63 - 3.74 of the Listings Requirements of JSE Limited, shareholders are advised that Gold Fields Limited has granted, on 1 September 2009 ("the Grant Date"), Share Appreciation Rights ("SARS") and conditional Performance Vesting Restricted Shares ("PVRS") to Mr PL Turner, as set out below. This offer was accepted by Mr Turner on 29 October 2009.

SARS are offered at a fixed strike price, vest after three years and participants have a further three years in which to exercise the SARS. The value of the SARS which a participant may exercise will be the difference between the Fair Market Value at the date of exercise and the Fair Market Value on the allocation date. The Company at its sole discretion can decide to settle the SARS by issuing shares of the equivalent value or in cash.

PVRS are offered at a zero strike price. In terms of the Plan, certain Performance Criteria have been imposed, which must be satisfied before the Settlement of any PVRS to the participant. The Criteria shall be measured over the three year measurement period. The Target Performance Criteria has been set at a percentage of the Company's expected gold production over the three year measurement period. In addition, the number of PVRS to be settled may be increased by up to 300% of the number of PVRS conditionally awarded to the participant, depending on the performance of the Company relative to its peer group.

Name	PL Turner
Position	Director
Company	Abosso Goldfields Limited and Gold Fields Ghana Limited, subsidiaries of Gold Fields
No of SARS granted	5,500
SARS strike price	R99.87
No of PVRS granted	6,800
PVRS strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Grant of SARS and PVRS
Vesting Period	The PVRS and SARS vest on the third anniversary of the Grant Date
Nature of interest	Direct Beneficial

In accordance with section 3.66 of the Listings Requirements, the necessary clearance was obtained to grant the abovementioned SARS and PVRS.

29 October 2009
Sponsor:
J.P. Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: November 2009

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs